EXHIBIT 2.3

Execution Version

SECOND AMENDMENT TO PURCHASE AND SALE AGREEMENT

THIS SECOND AMENDMENT TO THE PURCHASE AND SALE AGREEMENT (this “Amendment”) dated as of December 21, 2018 (the “Execution Date”), by and between Bodel Holdings, L.L.C., Cleveland Holdings, L.L.C., Delbo Holdings, L.L.C., DeQuincy Holdings, L.L.C., Gulf Coast Working Partners, L.L.C., Oakley Holdings, L.L.C., SamJam Energy, L.L.C.; and Perry Point Holdings, L.L.C. (individually, each a “Seller” and collectively, “Sellers,” or individually, a “Seller Party”), and Viking Energy Group, Inc., a Nevada corporation (“Purchaser”). Sellers and Purchaser, or both of them, may be referred to herein as a “Party,” or collectively as the “Parties.” Capitalized terms used herein but not defined shall have the meanings ascribed to them in the PSA (as defined below).

RECITALS

WHEREAS, Purchaser and Sellers entered into that certain Purchase and Sale Agreement dated as of September 1, 2018 (the “Initial PSA”);

WHEREAS Purchaser and Sellers entered into a First Amendment to Purchase and Sale Agreement Purchaser dated as of November 1, 2018 (collectively with the Initial PSA, the “PSA”); and

WHEREAS, the Parties desire to amend the PSA, as set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AMENDMENTS AND RESTATEMENTS

1.	Section 2.1 is hereby deleted in its entirety and replaced with the following:

“The purchase price payable by Purchaser for the Purchased Assets shall be equal the result of ‘A’ minus ‘B’ whereas: (i) ‘A’ equals the present value, using a discount rate of 18% (i.e. PV18), of the Proved Developed Producing (“PDP”) Reserves with respect to the Purchased Assets as determined by Netherland, Sewell & Associates, Inc. (“NSAI”) in its reserve report (the “Final NSAI Reserve Report”) issued jointly to the Purchaser and the Sellers, or the Sellers’ agent, dated on or about August 1, 2018, but (a) excluding the Bowie Well(s) referenced therein, and (b) including the P11 Morgan’s Bluff well that was recently recompleted by the Sellers if NSAI allocates PDP value to such well), but on the basis of the reserve values in the Final NSAI Reserve Report being adjusted to reflect the NYMEX strip commodity pricing reported as of 12:00 noon (CT) the day prior to the Closing Date; and (ii) “B” equals five million dollars ($5,000,000); in cash in immediately available funds (the “Purchase Price”). The Final NSAI Reserve Report shall be prepared using the same procedures, protocols, guidelines and standards as NSAI would follow or apply, as applicable, when providing a similar valuation for a company listed on a national stock exchange in the United States of America.

Initials: Seller _________ Purchaser _________

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Execution Version

2.	Section 3.1(c)(i) is hereby deleted in its entirety and replaced with the following:

“(i) Conflict with, or require the consent of any person under any of the terms, conditions or provisions of the certificates of formation or company agreements of Seller;”

3.	Section 7.3(b) is hereby deleted in its entirety and replaced with the following:

“The Closing Amount shall be payable: (i) in part by wire transfer in immediately available funds from the proceeds available to the Purchaser from proceeds under the senior secured term loan made available to Ichor Energy, LLC at Closing after deducting all direct fees and transaction costs related to the Purchaser’s acquisition of the Purchased Assets and obtaining financing therefor (the “Cash Payment”), of which: the amount to be deposited into escrow shall be paid directly to the Escrow Agent and the remaining amount shall be paid directly to Seller; (ii) in part by Seller retaining a portion of the post-Effective Date net revenues, which sum shall equal the Post-effective Revenue Due Purchaser less the Post-effective Expenses Paid by Seller (both as reflected on the Preliminary Settlement Statement) less the sum required by Ichor Energy, LLC for the initial interest payment due to Summit Capital Partners pursuant to the senior secured loan referenced in Section 7.3(b)(i) above (the “Net Revenue Payment”); and (iii) in part by the execution and delivery of a Secured Promissory Note by the Purchaser in favor of the Sellers on the following terms (the “Seller Note”):

▪	Borrower – Viking Energy Group, Inc.
▪	Maturity Date – earlier of (i) January 31, 2020; or (ii) the date on which Viking completes a transaction with one or more of the Sellers for a purchase price greater than fifty million and no/100 dollars ($50,000,000).
▪	Interest Rate: 10% per annum, payable at maturity. Sellers to waive interest if Seller Note is paid in full within 150 days after Closing.
▪	Security: Pledge of shares of Ichor Energy Holdings, LLC.

The principal amount of the Seller Note shall be equal to the Closing Amount less the Cash Payment and the Net Revenue Payment. ”

4.	Section 7.3(d) is hereby deleted in its entirety and replaced with the following:

“At Closing each Seller shall deliver to Purchaser, and Purchaser shall deliver to each Seller the opinions and certificates referred to in Article VII hereof, together with a certificate of its Secretary, Assistant Secretary or Manager, as applicable, certifying that attached to such certificate are true and correct copies of its (i) Articles or Certificate of Incorporation or Certificate of Formation, as applicable, (ii) Bylaws or Limited Liability Company Agreement, as applicable, and (iii) resolutions of the appropriate governing body, authorizing the transactions contemplated by this Agreement. Such certificate shall also reflect any changes to the documents in subsections (i)-(iii) that may have been made between September 1, 2018 and the actual date of Closing and shall contain a certificate of incumbency of all officers executing documents related to this Agreement on behalf of it.”

Initials: Seller _________ Purchaser _________

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Execution Version

5.	Section 8.5 is hereby deleted in its entirety and replaced with the following:

“Operatorship. If requested by Purchaser, Seller shall use its best efforts to assist Purchaser in the election of Purchaser as operator of any of the Purchased Assets operated by Seller at the time of the Closing (“Operated Assets”). Upon Closing and until January 1, 2019 at 7:00 a.m. local time at the location of the Purchased Assets, Seller shall operate the Operated Assets as a contract operator for the Purchaser, without compensation (“Contract Operations”). Seller shall conduct the Contract Operations as a reasonable and prudent operator, and Seller shall not be liable to Purchaser for losses sustained or liabilities incurred as a result of the Contract Operations, except as may result from Seller’s gross negligence or willful misconduct.”

6.	A new Section 8.7 entitled “Purchase Asset Information” shall be added to the PSA as follows:

Until such time as the Seller’s Note is paid in full, Purchaser shall provide to Seller the following information:

(a) On a daily basis, a statement describing by producing well the daily net quantities of oil, gas, natural gas liquids, and water produced (and the quantities of water injected), in a format acceptable to Seller, including, a gauge statement, provided, however, that Purchaser shall not be required to provide the information set forth in this Section 8.7(a) to the extent such information can only be obtained from a third party and has not been delivered to Purchaser;

(b) Within thirty (30) business days after the end of each calendar month, a report in detail reasonably acceptable to Seller with respect to the Purchased Assets during such month:

(i) setting forth as to each well being drilled, completed, reworked or other similar procedures, the actual versus estimated cost breakdown (for all activities, including dry hole and completion activities) for such well;

(ii) describing by producing well the quantities of oil, gas and natural gas liquids sold during such month out of production from any Well and calculating the average sales prices of such oil, natural gas, and natural gas liquids (to the extent such prices are then available, or if not available using the most recently available pricing, with an adjustment to actual in the following monthly report);

(iii) describing all oil and gas leases acquired during the preceding fiscal quarter indicating the date each lease was acquired;

Initials: Seller _________ Purchaser _________

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Execution Version

(iv) specifying any leasehold operating expenses (to be shown in a reasonable level of detail, and to include separate line items for compression, labor, electricity, water disposal, and any other line items that are 5% of the total LOE cost), overhead charges, gathering costs, transportation costs, and other costs with respect to any Purchased Assets of the kind chargeable as direct charges or overhead under COPAS 2005 Model Form Accounting Procedure; and

(v) setting forth the amount of taxes on each Purchased Asset during such month and the amount of royalties paid with respect to each Lease during such month;

(vi) a list of all purchasers of Hydrocarbons from any Seller during such month;

provided, however, that Purchaser shall not be required to provide the information set forth in this Section 8.7(a) to the extent such information can only be obtained from a third party and has not been delivered to Purchaser.

(c) By 5:00 PM on Tuesday of each week, starting with the first such Tuesday that is at least forty-five (45) days after the Closing, provide a copy of all production and drilling reports created by Purchaser during the preceding week or received by Purchaser during the preceding week from the third party operators of any of the Leases as to weekly production during or prior to the preceding week; provided, however, that Purchaser shall not be required to provide the information set forth in this Section 8.7 (c) to the extent such information can only be obtained from a third party and has not been delivered to Purchaser. Each such weekly report shall contain, if applicable, a brief narrative summarizing any workover, downtime or similar situations outside the ordinary course business for the Purchaser.

(d) As soon as available and, in any event, no later than August 15 of each year (starting August 15, 2019), a mid-year reserve report as of the immediately preceding June 30, prepared by the chief engineer of the Purchaser.

(e) As soon as available and, in any event, no later than February 15 of each year (starting February 15, 2020), an annual reserve report as of the immediately preceding December 31 prepared by an engineering firm acceptable to Purchaser, updated for depletion, operational activities, and acquisitions in the period.

(f) At the same time it is provided to Summit Capital Partners, documents evidencing the continued financial wherewithal of the Purchaser

7.	Section 13.11 is hereby deleted in its entirety and replaced with the following:

Entire Agreement. This Agreement, as amended, and the Collateral Agreement to Purchase and Sale Agreement, executed on December 21, 2018, shall constitute the entire understanding among the Parties with respect to the subject matter hereof, superseding all negotiations, prior discussions and prior agreements and understandings relating to such subject matter.

Initials: Seller _________ Purchaser _________

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Execution Version

8.	The PSA, as modified and amended hereby, shall continue in full force and effect, and Purchaser and Seller ratify and confirm the PSA as amended hereby.

9.	Amendments. This Amendment may not be amended except by an instrument in writing signed by the Parties.

10.	Counterparts/Facsimile Signatures. This Amendment may be executed by Purchaser and Seller in any number of counterparts, each of which shall be deemed an original instrument, and all of which together shall constitute but one and the same instrument. Facsimile and electronic signatures are considered binding.

11.	Entire Agreement. The PSA, as amended by the First Amendment to Purchase and Sale Agreement and by this Amendment, shall constitute the entire understanding among the Parties with respect to the subject matter hereof, superseding all negotiations, prior discussions and prior agreements and understandings relating to such subject matter.

12.	Binding Effect. This Amendment shall be binding upon, and shall inure to the benefit of, the Parties and their respective successors and assigns.

13.	No Third-Party Beneficiaries. This Amendment is intended to benefit only the Parties and their respective permitted successors and assigns and this Amendment shall never be construed to benefit or create any rights in any person or entity not a Party hereto.

[Signature pages follow.]

Initials: Seller _________ Purchaser _________

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IN WITNESS WHEREOF, this Amendment is executed by the Parties on the date set forth above.

SELLERS:

BODEL HOLDINGS, L.L.C.

BODEL HOLDINGS, L.L.C.

CLEVELAND HOLDINGS, L.L.C.

DELBO HOLDINGS, L.L.C.

DEQUINCY HOLDINGS, L.L.C.

GULF COAST WORKING PARTNERS, L.L.C.

OAKLEY HOLDINGS, L.L.C.

SAMJAM ENERGY, L.L.C.

PERRY POINT HOLDINGS, L.L.C.

By: Brothers Investments, LLC, as the sole member

By:	/s/ Jennifer Bohannon-Ramirez
Jennifer Bohannon-Ramirez, Manager

Signature Page to

Second Amendment to Asset Purchase and Sale Agreement

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PURCHASER: VIKING ENERGY GROUP, INC.

By:	/s/ James A. Doris
Name:	James A. Doris
Title:	President and CEO

Signature Page to

Second Amendment to Asset Purchase and Sale Agreement

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